Planet Image International Limited

June 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Irene Barberena-Meissner and Karina Dorin

Re:	Planet Image International Limited Amendment No. 2 to Registration Statement on Form F-1 Filed May 23, 2023 File No. 333-263602

Dear Ms. Barberena-Meissner and Ms. Dorin:

Planet Image International Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 5, 2023 regarding its Amendment No. 2 to Registration Statement on Form F-1 (the “Amendment No. 2 to Registration Statement”) filed on May 23, 2023. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 3 to the Registration Statement on Form F-1 (“Amendment No. 3 to the Registration Statement”) is being filed to accompany this response letter.

Amendment No. 2 to Registration Statement on Form F-1

Prospectus Summary

Cash Transfer and Dividend Distributions, page 8

1. We note your revised disclosure in response to prior comment 2, which summarizes the cash flows that have occurred between your Mainland PRC subsidiaries and your other subsidiaries to date. Please revise your table to identify the “other subsidiaries” where cash has flowed to and from your Mainland PRC subsidiaries. Note that only information relating to the periods for which you have provided financial statements needs to be included.

Response: In response to the Staff’s comment, we revised our disclosure on page 8 of Amendment No. 3 to the Registration Statement to identify the “other subsidiaries” where cash has flowed to and from our Mainland PRC subsidiaries. We noted and included only information relating to the periods for which we have provided financial statements.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Shaofang Weng
Shaofang Weng
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC